SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

300 SOUTH GRAND AVENUE

LOS ANGELES, CALIFORNIA 90071-3144

TEL: (213) 687-5000

FAX: (213) 687-5600

December 18, 2009

VIA EDGAR

Pamela A. Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

RE:	Solo Cup Company, et al.
Form S-4 filed December 4, 2009
File Nos. 333-163504 and 333-163504-01 through 333-163504-09

Dear Ms. Long:

We are writing on behalf of our client, Solo Cup Company (the “Company”) and each of its subsidiaries listed on the signature pages to the above referenced Registration Statement on Form S-4 (File Nos. 333-163504 and 333-163504-01 through 333-163504-09) (the “Registration Statement”) in response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated December 17, 2009 (the “Comment Letter”), relating to the Registration Statement. The comments of the Staff set forth in the Comment Letter (the “Comments”) and our responses to the Comments are set forth below. The headings and numbered paragraphs below correspond to the headings set forth in the Comment Letter and the text of the headings and Comments is highlighted in bold.

Concurrently with this letter, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 reflects revisions made to the Registration Statement in response to the Comments. The page numbers

Pamela A. Long

December 18, 2009

in the bold headings below refer to pages in the Registration Statement while the page numbers in the responses refer to pages in Amendment No. 1.

Form S-4

Summary Page, page 1

The Exchange Offer, page 4

1.	We note the disclosure in the last bullet point on page 6 and in the first and second bullet points on page 7. However, the disclosure in the first bullet point on page 5 suggests that affiliates may participate in the exchange offer solely by complying with the prospectus delivery requirements. Please revise accordingly here and throughout your filing, e.g., on page 85.

Response: The Company has revised the Registration Statement to reflect the Staff’s comment. Please see pages 5 and 85 of the prospectus included in Amendment No. 1 and Exhibit 99.1 as filed with Amendment No. 1.

Industry Data, page 12

2.	Please remove the disclaimers in the last sentence of this section. In this regard, we note that investors are entitled to rely upon the information included in the prospectus and you may not disclaim your responsibility for the information included in the prospectus.

Response: The Company has revised the Registration Statement to reflect the Staff’s comment. Please see page 12 of the prospectus included in Amendment No. 1.

Risk Factors, page 14

3.	We note in the introductory paragraph your qualifications that the risk factors section is not complete, that there may be risks that you do not currently consider material but that may become material, and that there may be risks that you have not yet identified. Please remove these qualifications, as you must disclose all risks that you believe are material at this time. Refer to Staff Legal Bulletin No. 7A (June 7, 1999), sample comment #30

Response: The Company has revised the Registration Statement to reflect the Staff’s comment. Please see page 14 of the prospectus included in Amendment No. 1.

Pamela A. Long

December 18, 2009

Description of Exchange Notes, page 92

4.	Please remove the qualifications in the second sentence of the third introductory paragraph, as note holders are entitled to rely solely on the disclosure in the prospectus.

Response: The Company has revised the Registration Statement to reflect the Staff’s comment. Please see page 92 of the prospectus included in Amendment No. 1.

Item 22. Undertakings, page II-15

5.	Please delete as inapplicable the undertakings set forth in paragraphs (a)(4) and (a)(5)(i) on pages II-16 and -17, respectively.

Response: The Company has revised the Registration Statement to reflect the Staff’s comment. Please see pages II-16 and II-17 of Amendment No. 1.

Exhibit Index

Exhibit 5.1 – Legal Opinion

6.	We note the qualification in the first full paragraph on page 3 that “Insofar as the opinions expressed herein relate to matters governed by laws other than Opined on Law, we have assumed, without having made any independent investigation, that such laws do not affect the opinions set forth herein.” This qualification does not appear to be appropriate. Please advise or have counsel revise its opinion accordingly.

Response: The referenced paragraph of the opinion has been revised in response to the Staff’s comment. Please see page 3 of Exhibit 5.1 as filed with Amendment No. 1.

7.	We note counsel’s statement in the first sentence of the first full paragraph on page 3 and have the following comments:

•	Please have counsel delete the qualification “in our experience” as it is too vague and inherently subjective.

•

Please have counsel delete the qualification regarding laws that are normally applicable to “transactions” and instead address those laws applicable to the securities governed by the indenture. In this regard, we note that paragraph (b)(5) to Item 601 of Regulation S-K requires an opinion of counsel as to the legality of the securities being registered.

Pamela A. Long

December 18, 2009

Response: The referenced paragraph of the opinion has been revised in response to the Staff’s comment. Please see page 3 of Exhibit 5.1 as filed with Amendment No. 1.

8.	The assumption in paragraph (c) on page 4 does not appear to be appropriate. Please advise or have counsel revise its opinion to remove this assumption.

Response: The referenced assumption has been removed in response to the Staff’s comment. Please see page 3 of Exhibit 5.1 as filed with Amendment No. 1.

9.	Please advise us as to the basis for counsel not opining as to the laws of England and Wales, as counsel appears to be opining with respect to all guarantors. To the extent counsel is relying upon exhibit 5.2, it should explicitly state such in its opinion.

Response: The fifth paragraph of the opinion has been revised, and a new sentence has been added to the sixth paragraph of the opinion, in response to the Staff’s comments. Please see page 3 of Exhibit 5.1 as filed with Amendment No. 1.

10.	Please have counsel confirm to us that it concurs with our understanding that its references to the General Corporation Law of the State of Delaware, the Delaware Limited Liability Company Act, the Delaware Statutory Trust Act, and the Illinois Business Corporation Act include the statutory provisions and all applicable provisions of the Delaware and Illinois Constitutions and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR.

Response: We confirm your understanding that references in the opinion to the General Corporation Law of the State of Delaware, the Delaware Limited Liability Company Act, the Delaware Statutory Trust Act, and the Illinois Business Corporation Act include the statutory provisions and all applicable provisions of the Delaware and Illinois Constitutions and any reported judicial decisions interpreting these laws.

Pamela A. Long

December 18, 2009

Exhibit 5.2 – Legal Opinion

11.	Please have counsel revise the first paragraph of its opinion to clarify that Solo Cup Owings Mills Holdings, a Delaware Corporation, has also guaranteed the exchange notes and that Lily Canada Holding Corporation is a Delaware Corporation.

Response: The first paragraph of the opinion has been revised in response to the Staff’s comment. Please see the first page of Exhibit 5.2 as filed with Amendment No. 1.

12.	The statement in the second sentence of paragraph 2 on page 2 does not appear to be appropriate. Please advise or have counsel revise its opinion to remove this statement.

Response: The referenced statement has been removed in response to the Staff’s comment. Please see page 2 of Exhibit 5.2 as filed with Amendment No. 1.

13.	The assumption in paragraph 5(d) on page 3 and in paragraph 7(d) on page 5 do not appear to be appropriate. Please advise or have counsel revise its opinion to remove these assumptions.

Response: The referenced assumptions have been removed in response to the Staff’s comment. Please see pages 3 and 5 of Exhibit 5.2 as filed with Amendment No. 1.

Supplemental Letter

14.	We note the representations in paragraph 5. Please revise to indicate that you will include in the transmittal letter to be executed by exchange offeree in order to participate in the Exchange Offer the following provision:

If the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer.

Pamela A. Long

December 18, 2009

Response: The Company has revised the supplemental letter to the Registration Statement to reflect the Staff’s comment. Please see paragraph 5 of the supplemental letter as filed with Amendment No. 1.

15.	Please provide the representation that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or any of your affiliates to distribute the Exchange Notes.

Response: The Company has revised the supplemental letter to the Registration Statement to reflect the Staff’s comment. Please see paragraph 6 of the supplemental letter as filed with Amendment No. 1.

* * * * *

Pamela A. Long

December 18, 2009

After you have had the opportunity to review these responses, please do not hesitate to contact me at (213) 687-5234. Facsimile transmissions may be sent to me at (213) 621-5234.

Very truly yours,

/s/ Gregg A. Noel

cc:	Jan Stern Reed (Solo Cup Company)
Hagen J. Ganem (Securities and Exchange Commission)